SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: February 17, 2010

List of materials

Documents attached hereto:

i) Statement regarding "Sony to discontinue Dothan, Alabama operation"

Sony to discontinue Dothan, Alabama operation

Sony Electronics today announced that it plans to discontinue operations at its Dothan, Alabama manufacturing plant.  Operations will be phased out starting in April 2010, with the closure planned to be completed by September 2010.

Established in 1977, this facility manufactures Sony’s professional, consumer and data storage magnetic tapes, print media products, as well as coating material for optical disks.  The plant currently has approximately 300 full-time employees who have been given notice of the end of their service and will receive severance, as well as other benefits, as the operation of the plant ceases.

This strategic business decision is designed to strengthen Sony’s cost-competitiveness by consolidating production of magnetic tapes and print media products in Sony’s existing manufacturing facilities in Japan.

For the current fiscal year, no material impact is anticipated in connection with the discontinuance on Sony's consolidated financial results.